-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    ---------------

                                       FORM 11-K

                                     ANNUAL REPORT

                           PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934


    FOR THE YEAR ENDED DECEMBER 31, 1997          COMMISSION FILE NUMBER 1-3157



                              INTERNATIONAL PAPER COMPANY
                                RETIREMENT SAVINGS PLAN
                               (FULL TITLE OF THE PLAN)



                              INTERNATIONAL PAPER COMPANY
                                TWO MANHATTANVILLE ROAD
                                  PURCHASE, NY 10577
                               TELEPHONE: (914) 397-1500
            (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                    THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)



                                      13-0872805
                         (I.R.S. EMPLOYER IDENTIFICATION NO.)


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

FINANCIAL STATEMENTS.

Financial statements for the International Paper Company Retirement Savings Plan and the report of Arthur Andersen LLP with respect thereto are as follows:


                                                                        PAGE(S)
                                                                        -------
Report of Independent Public Accountants                                   2

Statements of Net Assets Available for Benefits,
    with Fund Information
    -December 31, 1997 and 1996                                           3-4

Statements of Changes in Net Assets Available for Benefits,
    with Fund Information
    -Years Ended December 31, 1997 and 1996                               5-6

Notes to Financial Statements                                            7-19


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------


To the Plan Administrator of the International Paper Company
    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the International Paper Company Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ARTHUR ANDERSEN LLP


Memphis, Tennessee,
    June 26, 1998.


                                     INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                     ---------------------------------------------------
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           ---------------------------------------------------------------------
                                                      DECEMBER 31, 1997
                                                      -----------------
                                                        (in thousands)

                                                                      Fund Information
                                           -----------------------------------------------------------------------
                                            Stable      Company      S&P 500
                                             Value       Stock        Index     Balanced   International    Growth
                                             Fund        Fund         Fund        Fund       Stock Fund      Fund        Total
                                           --------    --------      --------   --------   -------------   --------    ---------
Equity in net assets of International
    Paper Company Defined Contribution
    Plans Master Trust (Note 1)            $ 32,606    $ 36,359      $ 11,497   $  3,225         $ 760     $  1,659    $  86,106
                                           --------    --------      --------   --------         -----     --------    ---------

Receivables:
    Interest receivable                           -          25            11          1             -            1           38
    Employee contributions                      192          67            28          -             -           25          312
    Loan repayments                               -         169            87          9             3           11          279
    Loans                                     3,362       2,083         1,214        290            24           12        6,985
    Interfund transfers                           -         253            52         29             3          152          489
    Transfers from other plans                   19           -             2          -             -            -           21
                                           --------    --------      --------   --------         -----     --------    ---------
       Total receivables                      3,573       2,597         1,394        329            30          201        8,124
                                           --------    --------      --------   --------         -----     --------    ---------

          Total assets                       36,179      38,956        12,891      3,554           790        1,860       94,230

Liabilities:
    Loans payable                              (195)       (165)          (62)       (12)           (5)         (13)        (452)
    Interfund transfers                        (489)          -             -          -             -            -         (489)
    Administrative expenses                      (4)         (9)           (1)         -             -            -          (14)
    Contributions refundable and other          (86)        (54)            -        (17)          (35)           -         (192)
                                           --------    --------      --------   --------         -----     --------    ---------
          Total liabilities                    (774)       (228)          (63)       (29)          (40)         (13)      (1,147)
                                           --------    --------      --------   --------         -----     --------    ---------

NET ASSETS AVAILABLE FOR BENEFITS          $ 35,405    $ 38,728      $ 12,828   $  3,525         $ 750     $  1,847    $  93,083
                                           --------    --------      --------   --------         -----     --------    ---------
                                           --------    --------      --------   --------         -----     --------    ---------


                           The accompanying notes are an integral part of this financial statement.



                                     INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                     ---------------------------------------------------
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           ---------------------------------------------------------------------
                                                     DECEMBER 31, 1996
                                                     -----------------
                                                      (in thousands)


                                                                              Fund Information
                                                         -----------------------------------------------------------
                                                         Fixed        Company     Diversified
                                                         Income        Stock         Equity      Balanced      Other
                                                          Fund         Fund           Fund         Fund        Funds     Total
                                                         ------       -------     -----------    --------      -----     -----
Equity in net assets of International
    Paper Company Defined Contribution
    Plans Master Trust (Note 1)                          $20,128      $31,768         $5,417       $1,754    $  -        $59,067
                                                         -------      -------         ------       ------    -------     -------

Investments at fair value:
    Federal Paper Board Retirement
       Savings Plan for Non-Union
       Hourly Employees (Note 7)                            -            -               -            -       18,813      18,813
                                                         -------      -------         ------       ------    -------     -------
Receivables:
  Employee contributions                                    -            -               -              3       -              3
  Loan repayments                                           -              11            -            -         -             11
  Loans                                                    1,921        1,525            835          193       -          4,474
  Interfund transfers                                       -            -                90           15       -            105
  Transfers from other plans                                 453         -               -            -         -            453
                                                         -------      -------         ------       ------    -------     -------
      Total receivables                                    2,374        1,536            925          211       -          5,046
                                                         -------      -------         ------       ------    -------     -------
         Total assets                                     22,502       33,304          6,342        1,965     18,813      82,926
                                                         -------      -------         ------       ------    -------     -------

Liabilities:
  Contributions refundable and other                         (96)         (94)            (9)         -         -           (199)
  Interfund transfers                                       -            (105)           -            -         -           (105)
  Transfers to other plans                                  (102)         (15)           -            -         -           (117)
                                                         -------      -------         ------       ------    -------     -------

          Total liabilities                                 (198)        (214)            (9)         -         -           (421)
                                                         -------      -------         ------       ------    -------     -------



NET ASSETS AVAILABLE FOR BENEFITS                        $22,304      $33,090         $6,333       $1,965    $18,813     $82,505
                                                         -------      -------         ------       ------    -------     -------
                                                         -------      -------         ------       ------    -------     -------


                       The accompanying notes are an integral part of this financial statement.


                                   INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                   ---------------------------------------------------
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      --------------------------------------------------------------------------------
                                                YEAR ENDED DECEMBER 31, 1997
                                                ----------------------------
                                                        (in thousands)


                                                                        Fund Information
                                          ---------------------------------------------------------------------------
                                          Stable      Company      S&P 500
                                          Value        Stock        Index    Balanced   International  Growth   Other
                                           Fund        Fund         Fund       Fund      Stock Fund     Fund    Funds   Total
                                          ------      -------      -------   --------   -------------  ------   -----   -----


Increase (decrease) attributable to:
  Equity in investment activities of
    International Paper Company
    Defined Contribution Plans
    Master Trust (Note 1)                $ 2,319     $ 2,517       $ 2,735    $  565       $ 53        $  205   $      -  $  8,394
  Participant contributions                1,801       2,837         1,949       764        273           917          -     8,541
  Company contributions (net
    of forfeitures of $44)                   480       3,354             -         -          -             -          -     3,834
  Distributions and withdrawals           (2,721)     (3,566)         (514)     (197)       (20)          (30)         -    (7,048)
  Administrative fees                       (157)       (160)          (29)       (1)        (1)           (3)         -      (351)
  Transfers from (to) other funds         11,548       3,252         2,375       435        445           758    (18,813)        -
  Transfers to other plans                  (169)     (2,596)          (21)       (6)         -             -          -    (2,792)
                                         -------     -------        ------    ------       ----        ------    -------  --------

    Increase (decrease) in net assets     13,101       5,638         6,495     1,560        750         1,847    (18,813)   10,578

NET ASSETS AVAILABLE FOR BENEFITS:
  December 31, 1996                       22,304      33,090         6,333     1,965          -             -     18,813    82,505
                                         -------     -------        ------    ------       ----        ------    -------  --------

  December 31, 1997                      $35,405     $38,728       $12,828    $3,525       $750        $1,847    $     -  $ 93,083
                                         =======     =======       =======    ======       ====        ======    =======  ========

                            The accompanying notes are an integral part of this financial statement.



                                    INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                    ---------------------------------------------------
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                        --------------------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31, 1996
                                                 ----------------------------
                                                        (in thousands)


                                                                                   Fund Information
                                                                 ---------------------------------------------------
                                                                   Fixed   Company   Diversified
                                                                  Income    Stock       Equity     Balanced  Other
                                                                   Fund     Fund         Fund        Fund    Funds    Total
                                                                   ----      ----        ----        ----    -----    -----
Increase (decrease) attributable to:
  Equity in investment activities of
    International Paper Company
    Defined Contribution Plans
    Master Trust (Note 1)                                         $  1,643  $  3,156   $   811      $  185     $ -     $ 5,795
  Participant contributions                                            407     4,281       551         224       -       5,463
  Company contributions (net of
    forfeitures of $40)                                                460     2,165       -           -         -       2,625
  Distributions and withdrawals                                     (2,597)   (2,390)      (97)         24       -      (5,060)
  Administrative fees                                                  (78)     (111)      (14)         (5)      -        (208)
  Transfers (to) from other funds                                     (309)     (270)      548          31       -         -
  Transfers (to) from other plans (Note 7):
     Federal Paper Board Retirement
       Savings Plan for Non-Union
       Hourly Employees:
         Fixed Income Fund                                             -         -         -            -      11,967   11,967
         Index 500 Portfolio                                           -         -         -            -       1,144    1,144
         Life Strategy Growth Portfolio                                -         -         -            -         199      199
         Life Strategy Conservative Growth
           Portfolio                                                   -         -         -            -          20       20
         Life Strategy Moderate Groh
           Portfolio                                                   -         -         -            -         202      202
         Life Strategy Income Portfolio                                -         -         -            -           5        5
         Vanguard Windsor II                                           -         -         -            -         485      485
         Total Bond Market                                             -         -         -            -          32       32
         Company Stock Fund                                            -         -         -            -       3,197    3,197
         International Growth Portfolio                                -         -         -            -         147      147
         Loans to participants                                         -         -         -            -       1,415    1,415
     Other plans                                                    (1,899)   (2,424)     (539)        (62)      -      (4,924)
                                                                    -------   -------    ------        -----  -------  -------

  Increase (decrease) in net assets                                 (2,373)    4,407     1,260         397     18,813   22,504

Net assets available for benefits:
  December 31, 1995                                                 24,677    28,683     5,073       1,568       -      60,001
                                                                    ------    ------     -----       -----    -------  -------

  December 31, 1996                                                $22,304   $33,090    $6,333      $1,965    $18,813  $82,505
                                                                   =======   =======    ======      ======    =======  =======

                          The accompanying notes are an integral part of this financial statement.

                                                            -6-

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------
                            DECEMBER 31, 1997 AND 1996
                            --------------------------

Note 1.       DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY RETIREMENT
              ---------------------------------------------------------
              SAVINGS PLAN
              ------------

The following description of the International Paper Company Retirement Savings Plan (the "Plan") provides general information about the provisions of the Plan. Participants should refer to the Plan's Summary Plan Description for detailed Plan provisions.

General
-------

The Plan is a defined contribution plan providing retirement benefits to certain designated groups of non-bargaining employees of International Paper Company and its subsidiaries (the "Company"). The Plan was established January 1, 1991, and was amended and restated effective January 1, 1994, for certain designated employees not eligible to contribute to any other tax-qualified defined contribution plan of the Company, to provide an incentive for them to accumulate funds for their future needs and to assist them in developing a proprietary interest in the success of the Company.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") and administered under a master trust agreement (referred to herein as the "Defined Contribution Plans Master Trust"). All administrative costs are charged to the Plan. At December 31, 1996, the assets of the Plan related to the merger of the Federal Paper Board Retirement Savings Plan for Non-Union Hourly Employees ("FPB Plan") were held by Vanguard Fiduciary Trust Company ("Vanguard"). In connection with this merger, the Company terminated the trust agreement with Vanguard and the assets previously held under the FPB Plan were transferred to the Trustee subsequent to December 31, 1996.

Selected financial data of the Defined Contribution Plans Master Trust are included in Note 9. The Plan's percent of equity in each fund of the Defined Contribution Plans Master Trust as of December 31, 1997 and 1996, are as follows:

                                                   Percent of Equity
                                                -----------------------
      Investment Fund                           1997               1996
      ---------------                           ----               ----
      Stable Value Fund                          6%                 5%
      Company Stock Fund                         4%                 4%
      S & P 500 Index Fund                       4%                 3%
      Balanced Fund                              3%                 2%
      International Stock Fund                   3%                  -
      Growth Fund                                4%                  -

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 1.       DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY RETIREMENT
              ---------------------------------------------------------
              SAVINGS PLAN (Continued)
              ------------------------

It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend or terminate the Plan at any time. In the event of termination, assets of the Plan will be used solely for the benefit of the participants and their beneficiaries.

Contributions
-------------

Participants in the Plan can make basic contributions on either a before-tax or after-tax basis (but not both). The Company will make a matching contribution as a percentage of the participants' basic contributions. In addition, participants can make supplemental contributions on a before-tax or after-tax basis (but not both), provided the participant has made the maximum basic contributions. The Company does not make any contributions matching the supplemental contributions. Employee contributions are subject to statutory limitations on annual contributions.

Participants from the Company's Androscoggin, Lock Haven and Nicolet locations can make basic contributions from 1% to 4% of prior year's total pay and supplemental contributions from 1% to 8% of their prior year's total pay. The Company makes matching contributions equal to 50% of the participants' basic contributions.

For all other participants, basic and supplemental contributions may be made on a set weekly dollar amount (usually $3, $6, $9, $12 and $15).

Company matching contributions are made according to the following schedule:



        Years of Service               Company Matching Contributions
        ----------------               ------------------------------

        Less than 10                   50% of basic contributions
        10 but less than 15            75% of basic contributions
        15 or more                     100% of basic contributions

Prior to 1997, all employee basic contributions were invested in the Company Stock Fund. Effective January 1,1997, participants may direct their employee
basic contributions among the following six investment options:   Stable Value
Fund (formerly the Fixed Income Fund), Balanced Fund, S & P 500 Index Fund (formerly the Diversified Equity Fund), International Stock Fund, Growth Fund and Company Stock Fund. Company matching contributions are invested in the Company Stock Fund. Supplemental contributions may be invested in any of the six investment options, as directed by the participant.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 1.       DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY RETIREMENT
              ---------------------------------------------------------
              SAVINGS PLAN (Continued)
              ------------------------

For those participants covered by a pension formula based on the former Retirement Thrift Plan - Defined Benefit Portion, a Company fixed contribution is made for each week worked, based on a set dollar amount which varies by location, and is invested in the Stable Value Fund.

The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus or savings plans.

Vesting
-------

Participants are immediately 100% vested in their basic contributions, supplemental contributions and rollover contributions.

A participant becomes vested in the shares of Company stock purchased with Company matching contributions, including shares purchased with reinvested dividends, and, if applicable, in Company fixed contributions made on his or her bahalf, according to the following schedule:

        Vesting Years of Service                 Percent Vested
        ------------------------                 --------------

        Less than 3                                     0%
        3 but less than 4                              35%
        4 but less than 5                              70%
        5 or more                                     100%

A participant also becomes fully vested if one of the following occurs: (1) attainment of age 65 while employed by the Company; (2) termination of employment due to permanent closing of the participant's work facility or department; or (3) the participant's death or total disability. The vesting schedule of a merged plan shall be substituted for this schedule if it is more favorable to an employee who was participating in such plan on the merger date.

Participation
-------------

An employee is generally eligible to participate in the Plan if the employee:
(1) is a union-free hourly employee; (2) is not contributing to another qualified defined contribution plan sponsored by the Company; (3) is employed on a non-temporary basis; and (4) has completed 12 months of continuous employment from the date of hire. Participant contributions to the Plan are voluntary. As of December 31, 1997 and 1996, there were 8,857 and 8,238 employees, respectively, participating in the Plan.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 1.       DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY RETIREMENT
              ---------------------------------------------------------
              SAVINGS PLAN (Continued)
              ------------------------

Valuation of Participants' Accounts
-----------------------------------

Participants' accounts in each fund are adjusted to reflect their contributions during each month and the effect of income (collected and accrued), realized and unrealized gains and losses, expenses and all other transactions during such month. As of the end of each month, an allocation is made to each participant's account of the Company common stock provided by Company matching contributions during such month, and such account is adjusted to reflect dividends paid or any rights, warrants or options issued on such shares previously allocated to the participant.

Distributions and Withdrawals
-----------------------------

Distributions are normally made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

In the event of retirement, disability, layoff, closing of a work facility or department, or other termination of employment with at least 15 years of service where commencement of benefit payments is deferred to at least age 55, a participant may choose to receive payment from the Plan in a lump-sum, in monthly installments for 5 to 20 years, in a combination of lump-sum and installments or through the purchase of an annuity. Death benefits to a beneficiary are paid in a lump-sum.

A participant may make partial or full general withdrawals in the following order: (1) all or part of the value of after-tax supplemental contributions, and all or part of the value of after-tax basic contributions made prior to the last 24 months, without a suspension of future Company matching contributions; (2) all or part of the value of the basic after-tax contributions made during the last 24 months, with future Company matching contributions suspended for three months; (3) all or part of the value of a rollover account, if any; and (4) all or part of the value of vested Company matching contributions made prior to January 1, 1993, which have been held in the Plan for at least 24 months with future Company matching contributions suspended for six months. Withdrawals of after-tax amounts contributed after 1986 include a pro-rata portion of earnings on the contributions.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 1.       DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY RETIREMENT
              ---------------------------------------------------------
              SAVINGS PLAN (Continued)
              ------------------------

If the total amount available to a participant under a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59-1/2 may apply to the plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions made before the last 24 months and before-tax contributions and pre-1989 earnings thereon. Participants who make a hardship withdrawal must suspend contributions to the Plan for 12 months.

Participants who have attained age 59-1/2 may withdraw the value of their before-tax contributions and the value of all vested Company matching contributions, in addition to other amounts available under a general withdrawal, with all contributions suspended for six months.

Withdrawals may be made at intervals of at least 12 months.

Subject to statutory limitations, loans are also available to participants up to (on a cumulative outstanding basis) the lesser of 50% of the vested value of a participant's account or $50,000 less the excess of the highest outstanding loan balance during the preceding 12 months over the outstanding balance of loans from the Plan on the date the loan is made. Loans are repayable through payroll deduction with a minimum loan period of one year. The interest rate is determined by the plan administrator based on the greater of the prime interest rate as published in the Wall Street Journal or the current yield of the Stable Value Fund at the time the interest rate is established. Interest rates ranged from 7.5% to 10.75% at December 31, 1997 and 1996.

Forfeitures
-----------

Any unvested Company contributions forfeited by an employee upon termination of employment are credited against subsequent Company contributions.

Reclassifications
-----------------

Certain prior year balances have been reclassified to conform with current year presentation.

Note 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
              ------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
              ------------------------------------------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan's net assets available for benefits consists primarily of the Plan's equity in the net assets of the Defined Contribution Plans Master Trust and, as of December 31, 1996, includes assets of the FPB Plan. Investments in the Company Stock Fund, the S & P 500 Index Fund, the Balanced Fund, the International Stock Fund, the Growth Fund and portions of the Stable Value Fund, are reflected at quoted market value as of the Plan's year-end. As noted in the following paragraph, portions of the Stable Value Fund invested in certain investment contracts are reflected at contract value.

In accordance with Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," the Plan reports certain investment contracts at contract value. Fully benefit-responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the investment company. All other investment contracts are reported at fair market value. The crediting interest rate is reset according to the terms of the investment contracts and is based on the investment company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 1997 and 1996 was 6.69% and 7.28%, respectively. The aggregate crediting interest rate for the investment contracts as of December 31, 1997 and 1996 was 6.75% and 7.57%, respectively.

The Plan accounts for realized and unrealized appreciation or depreciation of Plan assets using the current value approach, as required by the Department of Labor. This approach requires that realized and unrealized appreciation or depreciation of plan assets be based on the value of the assets as of the beginning of the plan year or at the time of purchase during the year.

Contributions, benefit payments and transfers are specifically identified within the Plan. Net investment income of the Defined Contribution Plans Master Trust is allocated to the Plan in proportion to the Plan's equity in the Defined Contribution Plans Master Trust.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 3.       INVESTMENTS
              -----------

The assets of the Stable Value Fund are primarily invested in investment contracts and investment-grade fixed income securities. The Stable Value Fund's investment managers are Bankers Trust Company Global Investment Management, Sanford C. Bernstein and Company and Pacific Investment Management Company. At December 31, 1997 and 1996, the Stable Value Fund held U.S. Treasury Notes futures used primarily to enhance portfolio returns. The futures represent approximately 6.1% and 4.5% at December 31, 1997 and 1996, respectively, of the total Stable Value Fund of the Defined Contribution Plans Master Trust. Futures contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery on a specified date of a specified instrument at a specified price. The futures contracts are recorded on the statement of net assets available for benefits with no cost or market value, because they are marked-to-market on a daily basis. The Plan does not hold or issue financial instruments for trading purposes.

The assets of the Company Stock Fund consist of shares of Company common stock.

The assets of the S & P 500 Index Fund consist primarily of an interest in the Vanguard Institutional Index Fund, a diversified common stock fund managed by Vanguard.

The assets of the Balanced Fund consist primarily of an interest in the Vanguard Wellington Fund, a mutual fund sponsored by Vanguard.

The assets of the International Stock Fund consist primarily of an interest in a diversified mutual fund of stocks of companies located outside the United States.

The assets of the Growth Fund consist primarily of an interest in a managed mutual fund of common stocks of mid to large capitalization companies exhibiting above average prospects for growth.

Dividends, interest and other property received by the Trustee with respect to any fund are reinvested in the same fund.

Prior to December 31, 1996, participants in the FPB Plan were able to direct their contributions into the various funds offered by the FPB Plan. Company matching contributions made subsequent to March 12, 1996, were invested in common stock of the Company. The accompanying December 31, 1996 statement of net assets available for benefits reflects the amounts invested in the FPB Plan. In January 1997, the investments in these funds were transferred to the Trustee.

Occasionally, the funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 4.       FEDERAL INCOME TAXES
              --------------------

On August 22, 1996, the Internal Revenue Service issued a favorable determination letter regarding the tax status of the Plan, ruling that the Plan in form satisfies the requirements of Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Because all plans participating in the Defined Contribution Plans Master Trust have received favorable IRS determination letters, the trust satisfies the qualification requirements of Section 401 of the Code and qualifies for tax-exempt status under Section 501 of the Code.

In the opinion of management, the Plan qualifies in operation for favorable income tax treatment in accordance with the requirements of Sections 401 and 501 of the Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5.       CONTRIBUTIONS RECEIVABLE
              ------------------------

Contributions receivable from participants and the Company as of December 31, 1997 and 1996, were remitted to the Trustee during 1998 and 1997, respectively.

Note 6.       PLAN AMENDMENTS
              ---------------

Effective January 1, 1997, the following changes were made to the Plan. Two additional investment funds, the International Stock Fund and the Growth Fund were added and the names of the Fixed Income Fund and the Diversified Equity Fund were changed to the Stable Value Fund and the S & P 500 Index Fund, respectively. Future basic contributions may now be invested among the six investment funds, at the participant's election. Diversification of the contributions restricted to investment in the Company Stock Fund was amended so that a participant may diversify up to 20% a year beginning with the year in which the participant attains age 55.

Note 7.       SIGNIFICANT MERGER
              ------------------

Effective December 31, 1996, assets totaling approximately $18,813,000 for the accounts of employees in the Federal Paper Board Retirement Savings Plan for Non-Union Hourly Employees were merged into the Plan.

                 INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                 ---------------------------------------------------
                       NOTES TO FINANCIAL STATEMENTS (Continued)
                       -----------------------------------------
                              DECEMBER 31, 1997 AND 1996
                              --------------------------


Note 8.       RECONCILIATION TO FORM 5500
              ---------------------------

As of December 31, 1997 and 1996, the Plan had approximately $933,000 and $528,000, respectively, of pending obligations to participants who had elected final distributions from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996.


                                                                            (in thousands)

                                                                                        Net Assets Available
                                                                                           for Benefits
                                                         Benefits                           December 31
                                                        Payable to       Benefits      ----------------------
                                                       Participants        Paid          1997            1996
                                                       ------------     ---------      ---------      -------
Per Financial Statements                                  $   -            $7,048       $ 93,083      $82,505
Accrued Benefit Payments                                     933              933           (933)        (528)
Reversal of 1996 Accrual
    for Benefit Payments                                      -              (528)           -            -
                                                          ------           ------       --------      -------
Per Form 5500                                               $933           $7,453       $ 92,150      $81,977
                                                          ------           ------       --------      -------
                                                          ------           ------       --------      -------


               INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
               ---------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------


                                                   INTERNATIONAL PAPER COMPANY
                                                   ---------------------------
                                            DEFINED CONTRIBUTION PLANS MASTER TRUST
                                            ---------------------------------------
                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             ---------------------------------------------------------------------
                                                       DECEMBER 31, 1997
                                                       -----------------
                                                         (in thousands)
                                                                                   Fund Information
                                                       ---------------------------------------------------------------
                                                                                                      Inter-
                                                          Stable   Company  S&P 500             USG   national
                                                           Value    Stock    Index   Balanced  Stock   Stock    Growth
                                                           Fund      Fund     Fund     Fund    Fund     Fund     Fund     Total
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
ASSETS

Investments, at fair value:
    Guaranteed investment contracts                      $1,279    $      - $      - $      -  $   -   $     -  $     - $    1,279
    Investments in International Paper
       Company common stock (cost $508,283)                     -   926,452        -        -      -         -        -    926,452
    Investments in S&P 500 Index
       Fund (cost $255,024)                                     -         -  268,411        -      -         -        -    268,411
    Investments in Balanced Fund (cost $103,795)                -         -        -  125,998      -         -        -    125,998
    Investments in USG Stock Fund (cost $354)                   -         -        -        -    114         -        -        114
    Investments in International Stock Fund (cost $25,082)      -         -        -        -      -    25,957        -     25,957
    Investments in Growth Fund (cost $43,930)                   -         -        -        -      -         -   43,110     43,110

Investments, at contract value*:
    Guaranteed investment contracts                       487,273         -        -        -      -         -        -    487,273
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total investments                                  488,552   926,452  268,411  125,998    114    25,957   43,110  1,878,594
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
Receivables:
    Dividends and interest                                  2,612        92        -        -      -         -        -      2,704
    Receivables for investments sold                       12,217         -        -        -      -         -        -     12,217
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total receivables                                   14,829        92        -        -      -         -        -     14,921
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total assets                                       503,381   926,544  268,411  125,998    114    25,957   43,110  1,893,515
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
LIABILITIES
    Payable for investments purchased                          (2)      (28)      (6)      (5)     -        (1)       -        (42)
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
    Total liabilities                                          (2)      (28)      (6)      (5)     -        (1)       -        (42)
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
NET ASSETS AVAILABLE FOR BENEFITS                        $503,379  $926,516 $268,405 $125,993  $ 114   $25,956  $43,110 $1,893,473
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
                                                         --------  -------- -------- --------  -----   -------  ------- ----------


*The aggregate fair value of these contracts was approximately $504,084 as of December 31, 1997.

               INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
               ---------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                                    INTERNATIONAL PAPER COMPANY
                                                    ---------------------------
                                              DEFINED CONTRIBUTION PLANS MASTER TRUST
                                              ---------------------------------------
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           --------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                                ------------------------------------
                                                         (in thousands)
                                                                           Fund Information
                                             ----------------------------------------------------------------------
                                                                                                  Inter-
                                              Stable    Company   S&P 500                  USG   national
                                               Value     Stock     Index      Balanced    Stock   Stock      Growth
                                               Fund      Fund       Fund        Fund      Fund    Fund        Fund      Total
                                             --------   --------  --------    --------    -----  -------     -------  ----------
Change attributable to:
    Investment activities:
       Dividend and interest income          $ 32,993   $ 22,298  $  6,253    $ 10,686    $   -  $   870     $ 6,132  $   79,232
       Unrealized appreciation (depreciation)
        of investments                              -     10,452   (31,845)      9,837       77      875        (820)    (11,424)
       Net gain (loss) on sale of investments       -     60,269    93,161       2,758      (42)     228         237     156,611
       Other income                                 4         17         -           -        -        -           -          21
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Net investment income (loss)            32,997     93,036    67,569      23,281       35    1,973       5,549     224,440

    Employee contributions                     33,375     26,016    19,074       8,529        -    4,201       8,802      99,997
    Employer contributions                      9,411     32,937        21           8        -        -           -      42,377
    Transfers,net                              70,319    (26,038)   34,356      16,165       (3)  21,194      30,035     146,028
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Total                                  146,102    125,951   121,020      47,983       32   27,368      44,386     512,842
                                             --------   --------  --------    --------    -----  -------     -------  ----------
    Distributions and withdrawals             (61,679)  (100,610)  (22,230)    (11,669)      (5)  (1,364)     (1,206)   (198,763)
    Administrative fees                        (2,034)    (3,132)     (691)       (328)       -      (48)        (70)     (6,303)
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Total                                  (63,713)  (103,742)  (22,921)    (11,997)      (5)  (1,412)     (1,276)   (205,066)
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Net increase (decrease) in net assets   82,389     22,209    98,099      35,986       27   25,956      43,110     307,776

NET ASSETS AVAILABLE FOR BENEFITS:

    December 31, 1996                         420,990    904,307   170,306      90,007       87        -           -   1,585,697
                                             --------   --------  --------    --------    -----  -------     -------  ----------
    December 31, 1997                        $503,379   $926,516  $268,405    $125,993    $ 114  $25,956     $43,110  $1,893,473
                                             --------   --------  --------    --------    -----  -------     -------  ----------
                                             --------   --------  --------    --------    -----  -------     -------  ----------

               INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
               ---------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                               INTERNATIONAL PAPER COMPANY
                                               ---------------------------
                                         DEFINED CONTRIBUTION PLANS MASTER TRUST
                                         ---------------------------------------
                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         ---------------------------------------------------------------------
                                                   DECEMBER 31, 1996
                                                   -----------------
                                                     (in thousands)
                                                                         Fund Information
                                                     ---------------------------------------------------------

                                                      Fixed        Company    Diversified                 USG
                                                      Income        Stock       Equity       Balanced    Stock
                                                       Fund         Fund         Fund          Fund      Fund     Total
                                                     ---------    ---------    ---------     ---------   -----  -----------
ASSETS

Investments, at fair value:
    Interest-bearing cash and temporary
       investments                                   $  19,911    $   1,776    $      33     $      28   $   1  $    21,749
    Guaranteed investment contracts                     12,974            -            -             -       -       12,974
    Investments in International Paper
       Company common stock (cost $511,207)                  -      902,316            -             -       -      902,316
    Investments in Diversified Equity
       Fund (cost $125,031)                                  -            -      170,261             -       -      170,261
    Investments in Balanced Fund (cost $77,608)              -            -            -        89,971       -       89,971
    Investments in USG Stock Fund (cost $409)                -            -            -             -      86           86

Investments, at contract value*:
    Guaranteed investment contracts                    388,092            -            -             -       -      388,092
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total investments                               420,977      904,092      170,294        89,999      87    1,585,449
                                                     ---------    ---------    ---------     ---------   -----  -----------
Receivables:
    Dividends and interest                                  16          215           15            10       -          256
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total receivables                                    16          215           15            10       -          256
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total assets                                    420,993      904,307      170,309        90,009      87    1,585,705
                                                     ---------    ---------    ---------     ---------   -----  -----------
LIABILITIES

    Administrative fees                                     (3)           -           (3)           (2)      -           (8)
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total liabilities                                    (3)           -           (3)           (2)      -           (8)
                                                     ---------    ---------    ---------     ---------   -----  -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $ 420,990    $ 904,307    $ 170,306     $  90,007   $  87  $ 1,585,697
                                                     ---------    ---------    ---------     ---------   -----  -----------
                                                     ---------    ---------    ---------     ---------   -----  -----------

*The aggregate fair value of these contracts was approximately $390,572 as of December 31, 1996.

               INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
               ---------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                                 INTERNATIONAL PAPER COMPANY
                                                 ---------------------------
                                            DEFINED CONTRIBUTION PLANS MASTER TRUST
                                            ---------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       --------------------------------------------------------------------------------
                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                              ------------------------------------
                                                        (in thousands)
                                                                        Fund Information
                                                   ---------------------------------------------------------

                                                     Fixed       Company     Diversified                USG
                                                     Income       Stock        Equity       Balanced   Stock
                                                      Fund        Fund          Fund          Fund      Fund       Total
                                                   ----------   ----------    ----------    --------   ------   -----------
Change attributable to:
    Investment activities:
       Dividend and interest income                $   26,016   $   24,811    $    5,651    $  6,966   $    -   $    63,444
       Unrealized appreciation of
          investments                                       -       57,234        22,608       4,517        5        84,364
       Net gain (loss) on sale of
          investments                                       -        2,034           910         318       (1)        3,261
       Other income                                        14           29            60          35        -           138
                                                   ----------   ----------    ----------    --------   ------   -----------
       Net investment income                           26,030       84,108        29,229      11,836        4       151,207

    Employee contributions                             22,768       54,135         6,502       2,864        -        86,269
    Employer contributions                             10,077       29,089           358         169                 39,693
    Interfund transfers                                (2,022)     (35,487)       26,789      10,728       (8)            -
    Transfers, net                                      3,620        1,930        14,548      15,502        -        35,600
                                                   ----------   ----------    ----------    --------   ------   -----------
       Total                                           60,473      133,775        77,426      41,099       (4)      312,769
                                                   ----------   ----------    ----------    --------   ------   -----------
    Distributions and withdrawals                     (54,900)     (76,501)      (12,820)     (8,207)      (1)     (152,429)
    Administrative fees                                (1,415)      (2,161)         (411)       (217)       -        (4,204)
                                                   ----------   ----------    ----------    --------   ------   -----------
       Total                                          (56,315)     (78,662)      (13,231)     (8,424)      (1)     (156,633)
                                                   ----------   ----------    ----------    --------   ------   -----------
       Net increase (decrease) in net assets            4,158       55,113        64,195      32,675       (5)      156,136

NET ASSETS AVAILABLE FOR BENEFITS:
    December 31, 1995                                 416,832      849,194       106,111      57,332       92     1,429,561
                                                   ----------   ----------    ----------    --------   ------   -----------
    December 31, 1996                              $  420,990   $  904,307    $  170,306    $ 90,007   $   87   $ 1,585,697
                                                   ----------   ----------    ----------    --------   ------   -----------
                                                   ----------   ----------    ----------    --------   ------   -----------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    INTERNATIONAL PAPER COMPANY
                                      RETIREMENT SAVINGS PLAN




                                    By  /s/ ROBERT M. BYRNES
                                        ---------------------------------------
                                        Robert M. Byrnes, Senior Vice President
                                          and Administrator of the Plan

Date: June 26, 1998
      Purchase, New York


                                      -20-